December 6, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MGO Global Inc.
Registration Statement on Form S-1
Filed on November 18, 2022
File No. 333-268484

Dear Staff:

On behalf of MGO Global Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of December 5, 2022 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) filed on November 18, 2022 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form S-1 (the “Form S-1/A”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Form S-1 filed November 18, 2022

Notes to the Unaudited Condensed Consolidated Financial Statements for the Nine Months

Ended September 30, 2022

Note 11 - Subsequent Events, page F-10

1.	We note that you have included an estimated offering price in your filing. As requested in our letter dated August 30, 2022, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.

The factors we considered in determined the fair value of common stock underlying our equity issuances, and the reasons for differences between the recent valuations of our common stock in our previous private placements and the estimated offering price in the IPO include the following:

•	Share price volatility for small cap companies’ public offerings has made it difficult for prospective investors to assess the rapidly changing value of those stocks, which could potentially impact MGO Global and its stock price.
•	At the time of our private placement offerings, the IPO had not been (and is still not) approved by the SEC, which adds uncertainty to investors’ assessment of the likelihood of a successfully completed IPO.
•	The current Nasdaq ‘pause’ on timely issuing approvals for small cap IPOs has added additional uncertainty to investors’ assessment of the likelihood of a successfully completed IPO.
•	The reduction of the number of IPOs being brought to market in 2022 compared to 2021 has eliminated many investors from consideration of private placement investment opportunities, leading to in some cases greatly reduced valuations for those issuers, like MGO Global, which continue to seek capital despite the challenges of the current funding environment.

With respect to the initial public offering, the estimated offering price of the initial public offering was determined by the Company based, in part, on input received from the underwriters including discussions with the board of directors and executives of the Company. Among the factors considered in setting the estimated offering price were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;
•	the Company’s financial condition and prospects;
•	progress and stage of development of the Company’s website;
•	estimates of business potential and earnings prospects for the Company and the ecommerce industry in which it operates;
•	the Lionel Messi brand
•	comparable valuations metrics for and recent performance of initial public offerings of companies in the ecommerce industry;
•	an assumption that there would be a receptive public trading market for band name ecommerce retail clothing sellers such as the Company; and
•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

General

2.	Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement. Please revise your alternate prospectus cover page accordingly.

The offering is contingent upon final approval by Nasdaq of the listing of its common stock.  The cover page of the prospectus in the Form S-1 stated that:

“We intend to apply to have our Common Stock listed on the Nasdaq Capital Market under the symbol “MGOL,” which listing is a condition to this offering.”

The Company has amended the cover page of the Form S-1 to state that the offering is contingent on the final approval of Nasdaq. The form of underwriting agreement filed with the Form S-1 contains a representation and warranty from the Company. To further insure consistency, the final version of the underwriting agreement that is filed by the Company with a Current Report on Form 8-K shall include the Nasdaq listing approval as a condition to the underwriter’s obligations to purchase the shares in the initial public offering.

3.	To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

The Company will not proceed with the offering if the Nasdaq listing is denied.

4.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

The Company has revised included the requested language in the risk factor on page 48 of the Form S-1/A.

5.	In your correspondence letter dated September 16, 2022 you indicated that you would file your Equity Joint Venture Contract with Shanghai Celebrity International Trading Co., Ltd. when you filed your Registration Statement publicly. Please file the agreement with your next amendment.

The Company has filed the requested exhibit with the Form S-1/A.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

/s/Jeffrey P. Wofford

Jeffrey P. Wofford
Carmel, Milazzo & Feil LLP

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